

April 25, 2013

Via E-mail
Mr. Kelly J. Jameson
Senior Vice President and General Counsel
Crestwood Midstream Partners LP
700 Louisiana Street, Suite 2060
Houston, TX 77002

> **Re: Crestwood Midstream Partners LP**
> **Registration Statement on Form S-4**
> **Filed March 29, 2013**
> **File Nos. 333-187608**

Dear Mr. Jameson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cautionary Statement Regarding Forward-Looking Statements, page ii

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Please see Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 15

Conditions to the Exchange Offer, page 17

2. Please refer to the third paragraph on page 18 disclosing that you reserve the right to reject for exchange notes not previously accepted upon the occurrence of any of the specified conditions. Since all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, it is not clear to us how any notes would have been previously accepted for exchange. Please revise or advise.

Incorporation of Certain Documents by Reference, page 81

3. Please revise this section to include a statement to the effect that all filings filed after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into your prospectus. Refer to Compliance and Disclosure Interpretation 123.05, Securities Act Forms, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Item 22. Undertakings, page II-5

4. Please revise your disclosure to include the undertaking set forth in Item 512(b) of Regulation S-K.

Signatures, page II-7

5. Please revise the signature of Sabine Treating, LLC on page II-11 to delete the word "Crestwood" from the entity listed as Crestwood Sabine Treating, LLC as it appears that the entity which is a party to the Indenture, as supplemented, is Sabine Treating, LLC.

Exhibit 4.1 – Indenture, dated April 1, 2011 . . .

6. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please discuss each release provision in individual detail.

Exhibit 5.1 – Opinion of Simpson Thacher & Bartlett LLP

7. Please have counsel revise its opinion to reference Supplemental Indenture Nos. 1, 2 and 3, as certain guarantors listed in Schedule I to the opinion were added pursuant to those supplemental indentures.

Exhibit 5.2 – Opinion of Locke Lord LLP

8. We note that Appendix A defines the Secretary's Certificates referenced in counsel's assumption (iii) on page 3 as the Secretary's Certificates dated nearly six months ago. Please update these certificates and have counsel revise its opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Edward P. Tolley, Esq.
       Simpson Thacher & Bartlett LLP